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                                          Filed by: Northrop Grumman Corporation
                                                                   and NNG, Inc.
                                                  Pursuant to Rule 425 Under the
                                                          Securities Act of 1933
                                        Subject Company: Litton Industries, Inc.
                                                   Commission File No: 333-54800


                                         Contact:  Jim Taft
                                                   (310) 201-3335
For Immediate Release


NORTHROP GRUMMAN EXTENDS
------------------------
TENDER OFFER FOR LITTON INDUSTRIES INC.
---------------------------------------

     LOS ANGELES -- March 16, 2001 -- Northrop Grumman Corporation
(NYSE: NOC) announced today that it has extended its pending tender offer for the common and preferred stock of Litton Industries Inc. (NYSE: LIT) from March 15, 2001, to March 22, 2001, at midnight E.S.T.

     The existing tender offer for all outstanding Litton stock, as previously announced, will be extended in increments of five business days or less until the Hart-Scott-Rodino and European Union waiting periods have expired as provided in Northrop Grumman's agreement with Litton. Northrop Grumman said it expects to further extend the tender offer next Friday, March 23, 2001, for an additional one or more business days.

     At the close of business on March 15, 2001, approximately 41,859,700 shares of Litton Industries common and Series B preferred stock had been validly tendered and not withdrawn. According to Litton, there were 51,292,796 shares outstanding and reserved for issuance under its employee stock option, restricted stock or deferred stock plans as of Nov. 30, 2000.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team

                                    -more-
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NORTHROP GRUMMAN EXTENDS
------------------------
TENDER OFFER FOR LITTON INDUSTRIES INC.
---------------------------------------


member or preferred supplier. The company had revenues of $7.6 billion in 2000 and has a workforce of approximately 39,000 employees.

NNG, Inc., a wholly-owned subsidiary of Northrop Grumman Corporation, has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with its offer to purchase or exchange all of the outstanding capital stock of Litton Industries, Inc. Litton stockholders should read such Registration Statement and any other relevant documents filed with the SEC carefully before making any decisions with respect to the offer to purchase or exchange, because these documents contain important information. Copies of the Registration Statement and any related documents filed with the SEC can be obtained free of charge at the website maintained by the SEC at www.sec.gov.

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                                                                         0301-XX





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